Item 5

ICICI Limited

Performance Review - nine months ended December 31, 1999 of ICICI Bank Limited (subsidiary of ICICI Limited)

The Board of Directors of ICICI Bank Limited met on January 19, 2000, and adopted the audited results for the nine-month period ended December 31, 1999.

Net Profit of the Bank doubled to Rs. 28.26 crores quarter-on-quarter basis compared to Rs. 14.04 crores. Interest income increased by 43 per cent to Rs. 205 crores from Rs. 143 crores and increase in interest expenditure was contained at 43 per cent to Rs. 165 crores from Rs.115 crores. Other income also recorded robust growth and increased by 88 per cent to Rs. 49 crores from Rs. 26 crores. As a result, operating profit increased by 64 per cent to Rs. 61.80 crores from Rs. 37.61 crores in Q3.

Increase in net profit during the first nine months of the year compared to the corresponding period of last year was 64 per cent at Rs. 72.36 crores compared to Rs. 44.10 crores. The Bank also witnessed a significant increase in its Balance Sheet size. Deposits rose sharply by 83 per cent from Rs. 4,642 crores as on December 31, 1998 to Rs. 8,500 crores as on December 31, 1999, thus continuing the Bank as the largest amongst new private sector banks. The Bank's share in the incremental growth of deposits of the banking system was 3.80 per cent. Total advances (including credit substitutes) increased by 51 per cent during this period from Rs.2,680 crores to Rs. 4,056 crores.

During the first nine months of the year, total number of accounts of the Bank doubled to about 4,80,000. The number of savings accounts also doubled from 1,09,000 to 2,19,000. While number of NRI accounts tripled to 19,000, the number of Internet Banking customers registered 500 per cent growth from 4,000 to 24,000.

The Bank has provided for depreciation on investments, provision for bad debts and standard assets provisions as per the guidelines of the Reserve Bank of India. The net non-performing assets (including credit substitutes) have come down from 1.80 per cent as at March 31,1999 to 1.00 per cent during the nine-month period ended December 31, 1999.

ICICI Bank has been pursuing the `clicks and bricks' strategy under which both `bricks and mortar' and electronic delivery channels co-exist though greater emphasis is accorded to the latter. Having pioneered Internet Banking in the country, the Bank has consistently upgraded this channel to offer utility bill payments, funds transfer (both own and third party) etc. ICICI Bank is the first bank to provide online account opening facility for NRIs and a quick remittance product called `Money2India'. The Bank has also signed a Memorandum of Understanding with Satyam Infoway Limited (SIFY) for online distribution of the Bank's retail products. The Bank has also taken initiatives to cover 'Business to Business' and 'Business to Consumers' payments. The e-broking initiative of the ICICI Group aims to provide an online integration between customers' demat account, savings account and broking account.

During April-December 1999, the Bank expanded its distribution network channels by opening 16 branches, 4 extension counters and 28 work-site/off-site ATM Centres. As on December 31, 1999, the Bank's network included 71 branches, 13 extension counters and 36 work-site/off-site ATM Centres. The Bank's services are thus available through 120 locations spread across 42 centres in 17 States. The Bank's ATM network is today the largest in the country.

The Bank did not face any Y2K problem during the transition to January 1, 2000.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our alliance with SIFY and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement the integration of various systems in respect of the on-line brokering initiatives. In addition there would be certain uncertainties arising from the ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for Internet Banking and on-line brokering products, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited (promoter and holding company of the Bank) with the Securities and Exchange Commission of the United States of America. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 19, 2000

For further investor queries:

Contact: Bhashyam Seshan at 91-22-653 8420 or email at bhashyams@icicibank.com

END